FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
     -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS

                                September 1, 2006


Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Emerging Growth Companies, Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549-3561

ATTENTION RAQUEL HOWARD

                            Re: Radale Imports, Inc.
                                Form 10-KSB for FYE March 31, 2006
                                Filed June 28, 2006
                                File No. 0-49708

Dear Ms Jenkins:

As counsel to Radale Imports, Inc., I enclose Amendment No. 1 to its Form 10-KSB for FYE March 31, 2006 in accordance with the instructions in your letter dated August 3, 2006. The following responses are made to your three comments. The responses are keyed to your comments.

We are providing by mail, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

Form 10-KSB for Fiscal Year Ended March 31, 2006
------------------------------------------------

Report of Independent Registered Public Accounting Firm, page 19
----------------------------------------------------------------

1. The audit report of J.H. Cohn, LLP for the period from August 18, 1995 through March 31, 2004 is now included as page 20.

Securities and Exchange Commission
September 1, 2006
Page 2


Item 8A.  Controls and Procedures, page 30
------------------------------------------

2. The disclosure under this heading has been amended to provide the information required by Item 308(c) of Regulation S-B.

Exhibits 31 and 31.1
--------------------

3. The Section 302 certifications have been amended to comply with Item 601(b)(31).


Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                                  Sincerely,

                                                  /s/ Thomas J. Kenan

                                                  Thomas J. Kenan
                                                  e-mail: kenan@ftpslaw.com
Enclosures

Copy:    Lee D. Dodson, CEO (w/enclosures)
         PKF, Certified Public Accountants (w/enclosures)
         J.H. Cohn, LLP, Certified Public Accountants (w/enclosures)